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                                                                   EXHIBIT 2(e)

                             AIM SUMMIT FUND, INC.

                      FIRST AMENDMENT, DATED MAY 3, 1991,

                        TO AMENDED AND RESTATED BY-LAWS

RESOLVED, that Article 1, Section 2 of the By-laws of the Corporation be and is hereby amended in its entirety to read as follows:

"Section 2. ANNUAL MEETINGS. If a meeting of the stockholders of the Corporation is required by the Investment Company Act of 1940, as amended, to take action on the election of directors, then there shall be submitted to the stockholders at such meeting the question of the election of directors, and a special meeting called for such purpose shall be deemed the annual meeting of stockholders for that year. In other years in which no such action by stockholders is required, no annual meeting need be held."